NOTICE OF SPECIAL MEETING

NOTICE IS HEREBY GIVEN that a special meeting (the “Tahoe Meeting”) of the holders (“Tahoe Shareholders”) of common shares (“Tahoe Shares”) of Tahoe Resources Inc. (“Tahoe”) will be held at the offices of McMillan LLP, Royal Centre, 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia, V6E 4N7, on January 8, 2019 commencing at 11:00 a.m. (Vancouver time) for the following purposes:

(i)

to consider, pursuant to an interim order of the Supreme Court of British Columbia dated December 4, 2018 (the “Interim Order”), and, if thought advisable, to pass, with or without amendment, a special resolution (the “Arrangement Resolution”) approving the plan of arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) involving Tahoe, Pan American Silver Corp., (“Pan American”) and 0799714 B.C. Ltd., the full text of which Arrangement Resolution is set forth in Appendix “A” to the accompanying management information circular (the “Tahoe Circular”); and

(ii)	to transact such further or other business as may properly come before the Tahoe Meeting or any adjournments thereof.

The Tahoe Circular provides additional information relating to the matters to be addressed at the Tahoe Meeting, including the Arrangement, and is deemed to form part of this Notice.

Tahoe Shareholders as of the close of business on the record date of November 29, 2018 are entitled to vote at the Tahoe Meeting either in person or by proxy. Registered Tahoe Shareholders who are unable to attend the Tahoe Meeting in person are encouraged to read, complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Tahoe Circular. In order to be valid for use at the Tahoe Meeting, proxies must be received by Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1 or by hand delivery at 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9, or by toll free North American phone number 1-866-732-8683, fax number 1-866-249-7775, or by international fax number 1-416-263-9524 or online at www.investorvote.com, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Tahoe Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Tahoe Meeting at his or her discretion, without notice.

If you are a non-registered Tahoe Shareholder, please refer to the section in the Tahoe Circular entitled “General Proxy Information — Non-Registered Tahoe Shareholders (Canadian Beneficial Owners and US Beneficial Owners)” for information on how to vote your Tahoe Shares.

Take notice that, pursuant to the Interim Order, each registered Tahoe Shareholder as of the record date has been granted the right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of the Tahoe Shares in respect of which such registered Tahoe Shareholder dissents by Pan American, in accordance with the dissent procedures contained in the Interim Order. To exercise such right, (a) a written notice of dissent with respect to the Arrangement Resolution from the registered Tahoe Shareholder must be received by Tahoe at its address for such purpose, c/o Cassels Brock & Blackwell LLP, 885 West Georgia Street, Suite 2200, Vancouver, British Columbia, V6C 3E8, Attention: Matthew Nied, by not later than 5:00 p.m. (Vancouver time) on January 4, 2019, or two business days prior to any adjournment of the Tahoe Meeting, and (b) the registered Tahoe Shareholder must have otherwise complied with the dissent procedures in the Interim Order. The right to dissent is described in the Tahoe Circular and the text of the Interim Order is set forth in Appendix “E” to the Tahoe Circular.

Failure to strictly comply with the requirements set forth in the Interim Order may result in the loss of any right of dissent.

DATED at Vancouver, British Columbia this 4th day of December, 2018.

BY ORDER OF THE BOARD OF DIRECTORS OF TAHOE RESOURCES INC.

(signed) “Kevin McArthur”
Kevin McArthur
Executive Chair
Tahoe Resources Inc.